

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, IN 47710

> **Re: Berry Global Group, Inc.**
> **Form 10-K for the Year Ended September 26, 2020**
> **Response dated March 10, 2021**
> **File No. 001-35672**

Dear Mr. Miles:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: James Till, Controller